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Follow-Up Materials

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02030574

REGISTRANT'S NAME Aiful Corporation

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APR 1 6 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4802 FISCAL YEAR 3-31-01

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OICF/BY: dlw

DATE : 3/28/02

The Combination is Accelerating Growth

AIFUL CORPORATION

ANNUAL REPORT 2001



PROFILE

In 1967, President Yoshitaka Fukuda founded the Company's predecessor in Kyoto to provide loans to individuals. The firm was incorporated as Marutaka Co., Ltd. in 1978, and began serving the Kyushu and Kyoto areas of Japan. In 1982, Marutaka changed its name to AIFUL Corporation and the Company has since expanded its activities throughout Japan.

In March 1995, the Company introduced its first *Ojidosan* machine.

During the year ended March 31, 1997, the Company became the fourth largest company in the Japanese consumer finance industry in terms of total amount of loans outstanding.

In July 1997, the Company made an initial public offering of its shares in the Japanese OTC market. In October 1998, the Company listed its shares on the Second Sections of the Tokyo Stock Exchange (TSE), Osaka Securities Exchange (OSE) and Kyoto Stock Exchange. The Kyoto Stock Exchange was subsequently merged into the OSE on March 1, 2001. In March 2000, the Company listed its shares on the First Sections of the TSE and OSE. Its Tokyo Stock Exchange securities code is 8515.

In March 2001, the Company acquired Life Co., Ltd.

NON-CONSOLIDATED FINANCIAL HIGHLIGHTS

AIFUL Corporation
Years ended March 31

	Millions of Yen		% Change	Thousands of U.S. Dollars
	2001	2000	01/00	2001
For the Year:				
Total income	¥272,553	¥239,200	13.9	$2,198,008
Total expenses	180,078	154,490	16.6	1,452,242
Income before income taxes	92,475	84,710	9.2	745,766
Net income	48,512	44,104	10.0	391,226
At Year-End:				
Balance of loans outstanding	1,159,734	1,001,080	15.8	9,352,694
Total assets	1,586,409	1,182,468	34.2	12,793,629
Long-term debt, including current portion thereof	1,186,674	863,469	37.4	9,569,951
Total shareholders' equity	302,601	252,903	19.7	2,440,331
Number of shares outstanding	84,876,000	56,103,000	51.3	
Per Share Data:	Yen		% Change	U.S. Dollars
Net income	¥ 572.38	¥ 524.09	9.2	$ 4.62
Cash dividends	50	60	-16.7	0.40

Notes: 1. The U.S. Dollar amounts have been translated for convenience only at ¥124=$1, the rate of exchange at March 31, 2001.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.

Contents

Cautionary Remark Regarding Forward-Looking Statements

First Quarter

May 22, 2000

Implements Stock Split

AIFUL implemented a stock split of 1.5 shares for 1 share of common stock.

June 1, 2000

Lowers Interest Rates, Consolidates Acquisitions

The Financing Law, which was revised in December 1999, went into effect, lowering the maximum interest rate from 40.004%, to 29.2%.

Also on this date, AIFUL consolidated Happy Credit Corporation, a medium-sized consumer credit company that is the surviving entity from a merger with Sky Corporation, and Sinwa Co., Ltd.

Second Quarter

July 10, 2000

Launches i-mode and *e-cashing* Services

AIFUL introduced services that allow wireless and i-mode Internet users to apply for credit online, have their loan limits raised, and simulate repayments. The Company has a patent pending on the business model it uses to increase lending limits.

Third Quarter

October 12, 2000

Agrees to Sponsor Troubled Consumer Credit Company

Following approval from the Tokyo District Court, AIFUL concluded a sponsorship agreement with Kazuhiko Shimokawabe, the receiver for Life Co., Ltd., a consumer finance company under court-authorized reorganization.

Fourth Quarter

January 18, 2001

Establishes Businext with Sumitomo Trust

AIFUL and The Sumitomo Trust & Banking Co., Ltd. founded Businext Corporation, a small business finance company which started operations in April 2001 at two branches, in Tokyo and Osaka.

March 23, 2001

Procures Funds through Syndicated Loan

To help finance the acquisition of Life, the Company obtained ¥70 billion in funds through a syndicated loan lead-managed by Aozora Bank, Ltd. Other members of the 41-institution syndicate included Sumitomo Trust and The Yasuda Trust & Banking Co., Ltd. Of these, 20 institutions conducted business with AIFUL for the first time through the loan.

March 28, 2001

Receives Funding for Life

Life received ¥273 billion from a collateralized financing arrangement provided by Morgan Stanley Dean Witter Principal Funding Inc. and Sumitomo Trust as part of reorganization.

March 31, 2001

Acquires Life

AIFUL acquired Life to fully enter the consumer finance sector.



Our acquisition of Life Co., Ltd., has allowed us to reach an advantageous position in consumer finance as a comprehensive financial services company and seize new revenue and earnings opportunities. We will draw on our capabilities in consumer financial services to harness greater economies of scale, pursue synergies between our shopping loan operations, streamline management and improve our business performance.

Operating Environment

In fiscal 2000, ended March 31, 2001, the government revised the Contributions Law (in June 2000), lowering the maximum interest rate from 40.004%, to 29.2%. This triggered a realignment of our industry in which leading consumer finance companies formed joint ventures and assurance alliances with banks. AIFUL itself responded to change by acquiring Life.

As top players have diversified and differentiated their competitive strategies, a battle to attract customers has started, reaching beyond the traditional boundaries between consumer finance, shopping loan and credit card companies, and banks.

Fiscal 2000 Initiatives

Based on a corporate philosophy aimed at winning social support for its operations, the AIFUL Group is endeavoring to expand its activities by satisfying the needs of all its customers.

The year under review saw intensifying competition across traditional financial services boundaries, something that the AIFUL Group has long advocated.

As part of our drive to become a comprehensive financial services company, we have complemented our product diversification strategy by pursuing a channel diversification strategy to attract more customers. Our product approach encompasses three core areas of unsecured, home equity and small business loans, supported by the aggressive development of new offerings. In the second half of fiscal 2000, we became an industry leader in the number of new unsecured loan customers.

Our channel diversification strategy focuses on mergers and acquisitions, shopping loans and credit cards, and the Internet. As part of our mergers and acquisitions strategy, we have strengthened the marketing capabilities of Happy Credit Corporation and Sinwa Co., Ltd.—two midranked consumer finance firms we took over in fiscal 1999. In April 2001, we formed Businext Corporation with The Sumitomo Trust & Banking Co., Ltd., signaling our entry into middle-risk markets as a lender to small businesses.

As part of our consumer credit and credit card strategy, in March 2001 we acquired Life, which had filed for reorganization under the Japanese Corporate Reorganization Law. Our goal was to cultivate customers that were impossible to approach through our consumer finance business. The acquisition of Life and the consequent broadening of our customer channels have deep significance for the AIFUL Group as it endeavors to become a top player in the medium and long terms.

Under our Internet strategy, we increased customer convenience by launching *e-cashing*, which is accessible through regular and i-mode web browsers. We have quickly completed work on online services to meet future demand requirements, notably those that instantly process loan applications and allow customers to check credit limits.

Group Performance

In fiscal 2000, the efforts described above and heavy advertising, particularly on television, helped us boost the number of new unsecured loans 6.7%, to 453,000. From the second half of the term, we became the industry leader in terms of the number of new loans. Consequently, loans outstanding reached ¥1,159,734 million at year-end. Unsecured loans and home equity loans were ¥921,891 million and ¥225,645 million, respectively, while small business loans stood at ¥12,198 million.

As a result of these factors, non-consolidated total income was ¥272,553 million, while net income was ¥48,512 million. On a consolidated basis, total income and net income were ¥281,719 million and ¥48,253, respectively.

Looking Ahead

In the years ahead, competition in the consumer finance industry will intensify into a fight for survival. We will see new players enter this business through mergers and acquisitions and business alliances. Companies already in the industry will expand into other areas. In addition, more foreign companies will become rivals in Japan.

We will tackle these challenges by becoming a comprehensive provider of products and services in consumer finance. In acquiring Life, we have taken a dramatic step beyond the consumer financing market, which is worth between ¥8 and ¥9 trillion, to gain a presence in the ¥22 trillion shopping loan and credit card sector. We will draw on the brands of all AIFUL Group companies to take advantage of synergies, maximize AIFUL Group value and become a megacompetitive winner.

Y. Fukuda

Yoshitaka Fukuda
President and Chief Executive Officer
June 27, 2001



Moving into the Fast Lane with Life

Broadening Our Reach

Consumer finance companies extended ¥9,660 billion in consumer loans in Japan in fiscal 2000, up 10.1% from a year earlier. This was almost triple the ¥3,296 billion in such loans a decade earlier.

Japan's consumer finance market is highly competitive. AIFUL's rivals include credit card and consumer credit companies, such as installment sales finance companies. Many of these players offer unsecured loans. Recently, some Japanese commercial banks have entered the arena through joint ventures with consumer finance companies.

We have implemented a strategy to become a broad-based provider of comprehensive retail financing to individuals. The strategy emphasizes diversifying our products, expanding our core business, managing risk assets and maintaining a sound financial position.

We aim to strengthen our competitive position by diversifying our product and customer development channels, as well as through acquisitions. The takeover of Life Co., Ltd. has positioned the AIFUL Group to offer lending and credit services to consumers as a comprehensive retail consumer financing services company.



Diversifying Our Product Lineup


To date, the industry has expanded by mass-marketing unsecured consumer loans.

The competitive profile of the consumer finance industry will likely change in the years ahead. To date, the industry has expanded by mass-marketing unsecured consumer loans. We believe that competition in unsecured consumer lending will intensify, with growth slowing in the medium to long terms as young adults become a smaller proportion of the population and the market matures. Product diversification is crucial to sustain momentum, retain and attract low-risk customers, meet demand for higher borrowing levels (only available through unsecured lending) and spread credit portfolio risk.

Unsecured Loans

Our unsecured consumer loans to individuals do not require collateral or third-party guarantees. The credit limit is normally ¥500,000 per customer, but once the credit department at headquarters assesses the credit of a loan applicant, the ceiling per customer may be raised to ¥3 million.

Unsecured loans are central to our business and should remain important in the foreseeable future. Outstanding unsecured loans constituted 79.5% of our aggregate loan balances at the end of fiscal 2000. This proportion should gradually decline owing to the market forces and diversification efforts described earlier.

Secured Loans

We offer secured loans to individuals providing home mortgages as collateral and, in some cases, to corporations using property as collateral. Almost half of our secured loans use first mortgages, with junior mortgages accounting for the balance. The credit department sets credit limits after evaluating property and creditworthiness.

Secured loans to individuals and corporations represented just 17.8% of our total outstanding loans at the end of fiscal 2000. Nonetheless, we believe the prospects are good for secured loans to consumers and we can draw on our solid market position and limited competition to take advantage of this potential. At fiscal 2000 year-end, secured loans stood at ¥225,645 million, up 24.4% from a year earlier. We seek to increase the proportion of secured loans to individuals in our lending portfolio.

Our strength in the secured loans market reflects our accumulated expertise, the nationwide availability of loans at manned loan offices and limited competition.

We aim to manage exposure to the domestic property market's risks by providing secured loans that average just ¥3.7 million per account, with a broad interest rate range that mirrors credit risks. We generally limit secured loans to 70% of appraised collateral value. In some cases, the ratio may be up to 100% for customers meeting income and other criteria. We minimize risks by lending predominantly to customers with proven credit histories as unsecured borrowers and by geographically dispersing loans.

Small Business Loans

We make small business loans of up to ¥4 million each to small business owners. We traditionally required such customers to provide guarantors with regular occupations and incomes. From May 2001, however, we began extending loans of up to ¥2 million without such guarantors.

Larger rivals lend principally to salaried workers. In contrast, AIFUL has long served the self-employed. The small business loan market has substantial growth potential. We can capitalize on new opportunities in the small business lending market because we are committed to serving the self-employed and offer finance through our manned loan offices.

We have instituted procedures to reduce risks specific to small business loans. Small enterprises are highly vulnerable to economic fluctuations. We control credit by analyzing macroeconomic conditions and the small business climate and further mitigate risks by requiring third-party guarantees for loans above ¥2 million, lending primarily to customers with good credit histories as unsecured borrowers and by risk-adjusting interest rates. AIFUL will continue to build expertise in this area and increase the proportion of such funding in its overall lending portfolio.

Total Balance of Loans Outstanding
(Millions of Yen)


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
97
98
99
00
01
Small Business Loans
Secured Loans
Unsecured Loans

Number of Customer Accounts
(Thousands)


2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
Small Business Loans
Secured Loans
Unsecured Loans

Number of Branches


1,500
1,200
900
600
300
0
97
98
99
00
01
Unstaffed Branches
Staffed Branches
Unmanned Loan-Contracting Machines

Mergers and Acquisitions

We seek to maximize profitability by pursuing economies of scale—expanding and streamlining core operations.

We will expand core business by enhancing our customer base. Our efforts focus on attracting more customers directly while achieving growth indirectly through subsidiaries and cost-efficient acquisitions. We also aim to increase the number of loans per account by tailoring products to customers with superior credit histories and sound financial positions.

In March 2000, one of our subsidiaries agreed to acquire the consumer finance businesses of Happy Credit Corporation and Sky Corporation, whose loan assets were ¥16.9 billion and ¥5.5 billion, respectively. Both firms operated mainly in the Kansai region. The subsidiary then renamed itself Happy Credit Corporation. At the end of fiscal 2000, Happy Credit's loan portfolio was worth ¥27,106 million, representing 20% growth in less than one year after AIFUL took over that company.

In June 2000, we used a share swap to take over Sinwa Co., Ltd., a consumer finance company based in the Chubu region, with ¥13.9 billion in loan assets at June 30, 2000. At the end of fiscal 2000, that company's loan assets were ¥16,861 million, or more than 20% higher than at the time of acquisition.

In April 2001, we invested ¥1,800 million to launch Businext Corporation with the Sumitomo Trust & Banking Co., Ltd., as part of a drive to diversify our business lending portfolio. Businext provides unsecured loans mainly for working capital to small business owners and corporations. Consumer finance companies have traditionally ignored such enterprises. Businext requires a representative director of a borrowing corporation as guarantor. Loans are generally between ¥500,000 and ¥10 million per borrower.



Stepping Up Marketing

The AIFUL brand enjoys strong recognition and customer acceptance in Japan's consumer finance industry. We harness diverse marketing techniques to broaden our customer base and establish a favorable public image. The advertising department places broadcast and print advertisements and erects billboards. Local branches publicize our activities by distributing tissue packs bearing our logo. We have stepped up television advertising as well. In fiscal 2000, television broadcasters started allowing consumer finance companies to advertise during prime time. We also sponsor sporting and other community events.

In October 1999, AIFUL launched an in-house corporate branding project team to help solidify the Company's reputation.

From fiscal 2000, AIFUL started running television commercials depicting the sophisticated interactions between branch staff and customers. The campaign so improved the Company's brand image that from the second half of the term AIFUL became the industry leader in monthly new customer numbers. The momentum has carried over into fiscal 2001.

Our drive to diversify customer access channels encompasses the development of *e-cashing* services for wireless and mobile Internet users. We will continue to emphasize advertising and sponsor sporting and other events to build the AIFUL Group's image.



Controlling Asset Risks

Strong asset risk management is critical to maintaining a high-quality loan portfolio.

We drew on our lending experience to develop a computerized score-based credit evaluation system, similar to a company rating. Our setup takes into account numerous factors relevant to assessing prospective customers. They include borrowings from other firms, occupation, years of employment and credit history. We assign one of 13 rating categories to an applicant, based on which the scoring system determines the ceiling and interest rate for a loan. The system uses and contributes to our extensive database, evaluating both individual and overall loan risks.

We upgraded our scoring system in December 1998 to reflect the recent state of the Japanese economy. The system also uses actuarial data on income level, occupation, marital status and the age of each loan applicant. We plan to launch a new version of our scoring system in April 2002.

We have used our broad empirical database to develop a sophisticated scoring system as part of a ranking methodology for self-employed borrowers that supports our small business loans operations.

Consequently, in fiscal 2000 we kept bad debt write-offs at just 3.5% of total loans while increasing total loans outstanding an industry-leading 15.8%.



Maintaining Healthy Financials

AIFUL Corporation's capital procurement efforts continued to gain ground during the year under review. To insulate the Company against the effect of the Bank of Japan abandoning its zero interest rate policy, the Company obtained long-term loans, fixed the interest rates paid by the Company through various interest rate hedges, and increased the percentage of capital raised directly by issuing corporate bonds. As a result, AIFUL Corporation has been almost completely unaffected by the changing interest rate environment.

We currently manage interest rate risk through interest rate swap agreements and interest rate caps. At the end of fiscal 2000, we hedged 65.8% of total borrowings in these ways or accrued interest at fixed rates. We are preparing for greater competition by creating a cost-efficient structure that can withstand higher borrowing costs. We also aim to lower our reliance on non-bank funds.

We obtain syndicated loans from domestic and international lenders, while working to diversify our funding sources.

On a different note, the steady growth of balance of loans outstanding and the capital invested in Life during the year under review led AIFUL to issue standard domestic bonds to the sum of ¥220,000 million. This was part of efforts to procure more capital directly from markets, and took the direct capital procurement ratio to 31.7% at the end of the year. AIFUL will continue to diversify capital procurement methods and strive to obtain low-cost, stable sources of funding.


AIFUL CORPORATION
JPY 23,000,000,000
Syndicated Loan
ABN AMRO Bank N.V.
Société Générale
Union Bank of Switzerland
AIFUL
アイフル株式会社
¥70,000,000,000
シンジケートローン
LOAN AGREEMENT
ABN AMRO BANK N.V.
CREDIT LYONNAIS
HSBC
BANKING CORPORATION
THE LENDERS

Background


AIFUL acquired Life at the end of March 2001.
Founded in 1952, Life is a major Japanese consumer credit company.

AIFUL acquired Life at the end of March 2001.

Founded in 1952, Life is a major Japanese consumer credit company. After reorganization, Life's loans and installment accounts receivable totaled ¥606 billion (including off-balance-sheet items and before allowances) at the end of fiscal 2000. This amount included ¥162 billion in per-item shopping loans, ¥130 billion in credit card cash loans and ¥63 billion in credit card shopping loans. Another ¥64 billion was in consumer finance loans, with ¥184 billion in guarantees for third-party consumer loans.

From the 1980s until its failure and nationalization in 1998, The Long-Term Credit Bank of Japan, Ltd.,now Shinsei Bank, Ltd.,was Life's lead lender. Once the bank failed, Life began to encounter funding difficulties that hampered its operations. At the same time, Life's assets suffered and loan collection difficulties increased as the domestic economy deteriorated. In auditing the financial statements for fiscal 1999, Life's independent certified accountants demanded significantly higher provisions for bad debt, which would have rendered Life insolvent. These factors prompted Life to file with the Tokyo District Court for reorganization under the Corporate Reorganization Law on May 19, 2000.

On September 29, 2000, AIFUL won preferred negotiation rights to acquire Life. On October 12, 2000, we concluded a sponsorship agreement with Life's reorganization trustee, through which we could acquire Life subject to the approval of the reorganization plan by the requisite number of Life's creditors and the court. Between then and March 30, 2001, we agreed to second several senior executives to help manage Life. Under this arrangement, Yoshitaka Fukuda, our president and CEO, became an additional reorganization trustee of Life, assisted by other senior AIFUL officers. On January 31, 2001, the required majority of Life creditors and the court authorized our reorganization plan.

Life's Strengths

Life is now firmly placed to compete in the consumer credit industry. During the reorganization proceedings, Life disposed of doubtful receivables, eliminated less profitable assets and booked most of its nonperforming assets. The proceedings did not greatly harm Life's brand image, as the firm retained most of its customers and member merchants.

The revitalized Life complements our businesses in several ways, offering:

- An established credit card business with a respected brand name and fully operational credit card infrastructure, incorporating card and invoice issuance, collections and settlements;
- A fully deployed and skilled work force, with special expertise in developing new financial products and the skills to expand customer and member merchant operations;
- A solid network of member merchants and alliances with credit card issuers, including international credit card companies;
- A large, stable customer base that enhances the demographic diversity of our clientele; and
- A management with extensive experience in the consumer credit industry.

Just as important, Life has a strong capital base to support the growth. Its ratio of equity to total assets (including off-balance-sheet items) is around 10%. The firm also enjoys substantial funding from AIFUL.


LIFE DREAM BIRD CARD
JAPANESE POSTAL SAVINGS
LIFE CARD
5452 8512 3456
LIFE
TARO AIFUL

Life's Business Lineup

At the close of fiscal 2000, Life had 7.48 million credit card holders, with 74,000 member merchants accepting its cards or advancing its installment credit. Life's primary business lines include:

Per-Item Shopping Loans

These comprise loans to consumers to buy specific goods and services from third-party vendors who deal with the consumers and document their loans. Except for auto loans, the funding is generally unsecured. Credit extension generally reflects Life's evaluation of the creditworthiness of the third-party vendors and their customers. The average per-item shopping loan advance was ¥200,000 in fiscal 2000. The return (before credit losses and other costs) on loans was 10% to 11%. Borrowers generally repay per-item shopping loans within two years. These loans stood at ¥162 billion at the end of fiscal 2000. Advances for the year totaled ¥73.4 billion.

Reflecting our strategy of focusing on quality customers and return-risk performance, Life terminated most of its auto loan operations by the end of fiscal 2000 because of low profit margins.


ライフ キャッシュプラザ
毎日ハウジング㈱
渋谷東店

Credit Card Cashing and Shopping Loans

Life issues several types of credit card, including its proprietary Life cards. It also offers joint cards with member merchants, which holders use at merchants' outlets, as well as joint cards with domestic and international credit card companies, notably Life MasterCard, Life Visa and Life JCB cards. We will launch an AIFUL Life card, which we will also ally with domestic and international issuers. Credit card cashing loans represent cash advances on credit cards. Each card type lets holders purchase goods at Life-affiliated stores or receive cash advances from Life ATMs.

In fiscal 2000, Life issued 1.95 million new credit cards. In Japan, customers can use Life credit cards at the establishments of 74,000 member merchants. During the term, credit card shopping loan advances totaled ¥221 billion. The year-end balance of credit card loan advances was ¥150.9 billion.

Consumer Finance Loans

Life Cash Plazas provide these loans without requiring collateral or guarantors, usually within 30 or 40 minutes of an application. The credit limit is generally between ¥100,000 and ¥500,000 per customer, although Life can authorize a ceiling of ¥2 million for repeat customers. In fiscal 2000, the average balance of these loans was ¥330,000 and the total balance of loans was ¥64 billion. Advances totaled ¥35 billion.

Loan Guarantees

Life provides three fee-based loan guarantee services, generating revenues from fees. It issues guarantees for borrowers from banks and other financial institutions, property-backed loan guarantees to banks and auto or shopping loan guarantees. Third parties fund these loans, but Life records the amounts on its balance sheets in line with accounting principles and practices generally accepted in Japan. At the close of fiscal 2000, Life's bank loan guarantees totaled ¥79.2 billion, while the balance of other loan guarantees was ¥184.3 billion.

While it has mostly withdrawn from the property-backed guarantee and auto loan segments, Life is reviewing the rates of its bank loan guarantees and may expand volumes where rates are attractive.




LIFE CARD
VISA

Our Life Strategy

Life is central to our goal of becoming Japan's top provider of comprehensive retail consumer financing products and services. To this end, we formulated a business plan that reflects Life's autonomy and its membership in the AIFUL Group.

The core elements of the plan are to expand and improve Life's consumer credit businesses by applying our credit assessment, collection and other expertise to that company's operations while taking steps to enhance Life's brand image and exploit economies of scale. We created the following business plan for Life:

Share Our Credit Expertise

Our consumer lending expertise and our credit evaluation approach will help Life expand and improve its consumer credit businesses.



By applying our credit expertise to Life's consumer credit portfolio, emphasizing more profitable lines, we aim to build Life's business by expanding its customer base and per-customer credit limits while constraining risk.

The high credit quality of Life's customers justifies increased credit limits and their greater use of credit facilities. Life's traditional lending practices led to credit facility usage rates and credit limits that were significantly below AIFUL's.

We will continually reassess the borrowing capacity of Life's customers to expand borrowings while controlling credit risk. As part of this effort, all Life's business lines will gradually adopt our credit scoring system to increase profitability without compromising risk management.

Applying our relatively low-cost and efficient collection system to Life's loan portfolio should significantly increase Life's earnings. To boost efficiency while lowering costs, we are replacing branch-based activities with back office operations in such areas as monitoring payments and issuing payment notices.

Life is diversifying its distribution channels to broaden access for existing and potential customers. These efforts center on:

- Opening 60 new Life Cash Plaza loan offices by the end of March 2002, including 50 unmanned Plazas, to increase nationwide product and service availability while controlling operating costs;
- Harnessing the Internet, automatic loan contracting machines and other channels, supported by documentation from processing centers, to assess credit swiftly and more accurately;
- Cutting the time needed to process credit applications;

- Rationalizing back office operations and having surplus employees handle collections at head office and sales offices, bringing Life's collection process into line with ours and strengthening Life's sales force; and
- Increasing substantially Life's advertising budget.

Apply Our Proprietary Expertise and Corporate Philosophy

We will modify Life's credit card business models to emphasize profitability, better focusing them on the needs of its customers and member merchants. We are considering the following measures:

- Assigning each credit card customer a single aggregate credit card limit to allow discretion in using cards for shopping and cashing transactions. The absence of separate limits should boost credit card usage and average transactions, leading to a higher proportion of high-margin cash loans;
- Diversifying repayment options, such as allowing minimum payments;
- Introducing usage incentives to further differentiate Life's products while making them more attractive to new and existing customers;
- Continuing to expand Life's credit card alliances with major merchants so it can penetrate the market faster at relatively low cost and diversify its profit sources;
- Enhancing customer service by issuing credit cards at manned offices, diversifying repayment terms and offering electronic invoicing and payment options to reduce mailing expenses; and
- Promoting such international credit cards as MasterCard, Visa and JCB, which can be used more widely and should remain continually accessible to Life's customers.

Refine Life's Other Businesses

We are refining Life's product mix to focus more heavily on profitable business lines. To that end, we emphasize such areas as credit card cashing loans, as we withdraw Life from less profitable areas, such as automobile loans. We will review the profitability of Life's existing guarantee contracts without compromising its relationships with counterparty financial institutions.


洋服の青山
AOYAMA



Our Life Strategy

Capitalize on Synergies and Efficiencies

Our acquisition of Life created substantial synergies and efficiencies. While Life will continue to operate separately under its own brand name, we will capitalize on potential synergies in the following ways:

- Reducing costs significantly by jointly managing back office operations as both companies are in the consumer credit business and our infrastructures are similar;
- Integrating some offices and data systems, call centers and other administrative areas to serve both companies' customers more efficiently (we have already established several Life Cash Plazas beside our branches);
- Enabling Life customers to use our ATMs to withdraw and repay funds, announced on August 1, 2001;
- Enhancing the marketing, credit and other databases of both companies using statistical data from both entities; and
- Jointly developing, marketing and selling new products by:
  - — developing new home equity and business loans, such as corporate credit cards and small property loans for small businesses, and marketing these products under the Life brand name;
  - — creating an AIFUL Life credit card; and
  - — pursuing opportunities together in the loan guarantee business.


New AIFUL Group
Strategic Targeting
High
Customer Risk
Low
Low- to Middle-Risk Markets
AIFUL Group
Sanyo Shinpan
Sinwa
AIFUL
Happy Credit
Life
Businext
Banks
Low
Interest Rate
High
29.2%
AIFUL will quickly penetrate low- to middle-risk markets.

Energize Life Employees

Finally, any assessment of Life must consider that company's employees. The reorganization proceedings and related financial stresses harmed the morale of Life's employees. Our stability and support reversed that situation. We introduced human resources policies that should further enhance morale. For example, we replaced tenure-based promotion with a performance-based framework and adjusted compensation structures accordingly. Life will adopt our extensive internal training and educational system. Such changes will help lift the morale of Life employees to the levels of their AIFUL colleagues so that both companies can profitably embrace new challenges and opportunities in the years ahead.

Contents

AIFUL was not required to, and did not, prepare consolidated financial statements before fiscal 2000, ended March 31, 2001. The consolidation of subsidiaries would not materially change total assets, retained earnings, total income, or net income reported in the non-consolidated financial statements for fiscal years 1996, 1997, 1998, and 1999. The Company prepared consolidated financial statements for fiscal 2000, as accounts of subsidiaries became significant. The following discussion and analysis is based on AIFUL's non-consolidated financial statements for the period indicated.

Non-Consolidated Performance

Revenues from AIFUL's core business mainly comprise interest on loans to customers, mostly individuals. Interest on loans accounted for 96.3% of total income in fiscal 2000. Most of these loans are unsecured loans of less than ¥500,000 ($4,032) per customer. In fiscal 2000, interest on unsecured loans represented 82.4% of total income. The average yield on unsecured loans outstanding has decreased from 30.3% in fiscal 1994, to 26.0% in fiscal 2000. Effective June 1, 2000, AIFUL reduced the maximum interest rate on unsecured loans, from 29.200%, to 28.835% annually. The average yield on loans outstanding should gradually decline as the Company further differentiates interest rates in line with customers' creditworthiness, credit histories, collateral and loan categories.

Total income jumped 13.9% in fiscal 2000, to ¥272,553 million ($2,198 million), reflecting a 14.3% rise in interest on loans as a result of growth in loans outstanding. Loans outstanding at year-end were up 15.8% from 12 months earlier, at ¥1,159,734 million ($9,353 million). Unsecured loans advanced 13.9% to ¥921,891 million ($7,435 million), secured loans surged 24.4%, to ¥225,645 million ($1,820 million), and small business loans gained 18.5% to ¥12,198 million ($98 million) (all figures before allowance for doubtful loans). The average yield on loans outstanding slipped 0.68 of a percentage point, to 24.3%, partly because the maximum interest rate on unsecured loans fell, to 28.835%. The average year-end balance per account was up 7.8%, to ¥546,672 ($4,409). This was mainly because AIFUL boosted the volume of large loans by identifying and retaining customers with favorable credit histories. At year-end, the number of customer accounts was up 7.4% from a year earlier, at 2,121,446, as the Company raised advertising expenses for television and other media and took advantage of the expanding consumer finance services market. During the term, television broadcasters began airing consumer finance company commercials during prime time.

Income before income taxes advanced 9.2%, to ¥92,475 million ($746 million), despite a 16.6% hike in total expenses, to ¥180,078 million ($1,452 million). The higher expenses stemmed from increased charge-offs and provisions for doubtful loans, advances to subsidiary and claims in bankruptcy, interest on borrowings, advertising expenses and other expenses.

Charge-offs and provisions for doubtful loans, advances to subsidiary and claims in bankruptcy rocketed 35.9%, to ¥54,772 million ($442 million), the result of growth in total loans outstanding and rising customer bankruptcies. The latter reflected Japan's deteriorating economy.

Increased borrowings caused expenses from interest on borrowings to climb 10.3%, to ¥26,767 million ($216 million). Long-term debt (including current portion of long-term debt) was up ¥863,469 million at the close of fiscal 1999, to ¥1,186,674 million ($9,570 million). Some of that increase reflected borrowings at year-end to partially finance the acquisition of Life Co., Ltd.

Advertising expenses surged 28.1% to ¥17,043 million ($137 million). Like other leading consumer finance companies, AIFUL increased television advertising during the term to take advantage of a lifting of restrictions on prime-time commercials.

Write-down of investment securities increased 88.8%, to ¥1,531 million ($12 million). Of this amount, ¥1,440 million (¥12 million) comprised a write-down of the Company's investments in the shares and bonds

Total Balance of Loans Outstanding
(Millions of Yen)


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
97
98
99
00
01
Small Business Loans
Secured Loans
Unsecured Loans

Number of Customer Accounts
(Thousands)


2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
Small Business Loans
Secured Loans
Unsecured Loans

Income before Income Taxes
(Millions of Yen)


100,000
80,000
60,000
40,000
20,000
0
50 (%)
40
30
20
10
0
97
98
99
00
01
Income before Income Taxes (Left Scale)
Ratio of Income before Income Taxes to Total Income (%) (Right Scale)

Net Income
(Millions of Yen)


50,000
40,000
30,000
20,000
10,000
0
20 (%)
16
12
8
4
0
97
98
99
00
01
Net Income (Left Scale)
Ratio of Net Income to Total Income (%) (Right Scale)

Net Income per Share
(Yen)


2,000
1,500
1,000
500
0
800
600
400
200
0
97
98
99
00
01
Net Income per Share (Left Scale)
Adjusted Net Income per Share (Right Scale)

Total Expenses
(Millions of Yen)


200,000
160,000
120,000
80,000
40,000
0
100 (%)
80
60
40
20
0
97
98
99
00
01
Total Expenses (Left Scale)
Ratio of Total Expenses to Total Income (%) (Right Scale)

of two large insurance companies that filed for reorganization during the year. AIFUL's adoption on April 1, 2000, of new accounting standards for investment securities raised income before income taxes by ¥387 million ($3 million).

Also as of April 1, 2000, AIFUL adopted new accounting standards for employees' retirement benefits (see Note 2.g in Notes to Non-Consolidated Financial Statements). The Company recorded a ¥992 million ($8 million) charge for full amount of transitional obligations for retirement benefits. The provision for accrued pension and severance costs was ¥1,982 million ($16 million). There were no such line items in prior periods.

Net income jumped 10.0%, to ¥48,512 million ($391 million).

The normal effective statutory tax rate remained unchanged, at 41.9%, while the actual effective tax rate declined slightly, to 47.5%.

Consolidated Performance

Consolidated results in fiscal 2000 principally reflected parent performance. The balance sheets incorporate the accounts of Life and that company's consolidated subsidiaries, in keeping with AIFUL's acquisition of Life on March 31, 2001.

The consolidation of Life will alter consolidated results in the years ahead. Life will not contribute significantly to earnings in fiscal 2001, however, and is expected to generate losses during the term, owing to large acquisition-related expenses. AIFUL's consolidated balance sheet at March 31, 2001 carried ¥36,835 million ($297 million) in goodwill, mostly stemming from the takeover of Life. AIFUL will amortize the goodwill over 10 years, at an annual expense of ¥3,727 million.

AIFUL partially funded the acquisition and reorganization of Life with ¥273 billion ($2,201 million) in bridge financing, which remains outstanding. The Company's consolidated balance sheets do not reflect this funding and a substantial portion of the former Life's assets, as they are on the books of a special purpose company. In the years ahead, AIFUL's consolidated accounts will not reflect the bridge financing's interest charges, but interest payments will reduce Life's return on assets dedicated to service that funding. The accounts will state provisions for doubtful accounts related to off-balance-sheet assets supporting the financing.

Capital Requirements

Funds to support loan growth are the main component of AIFUL's capital requirements. Loans constituted 73.1% of non-consolidated total assets at the end of fiscal 2000.

AIFUL needs funds to service debt, including principal and interest payments on borrowings. At year-end, short-term borrowings and current portion of long-term debt totaled ¥380,757 million ($3,071 million). Long-term debt, less current portion, was ¥838,417 million ($6,761 million).

The Company also requires funds for working capital. Cash outlays for operational expenses are mainly for interest on borrowings and other business expenses, including employee expenses, rent, advertising and other items. Income taxes necessitate significant cash outlays. Funds for working capital and income taxes will generally fluctuate with AIFUL's business and earnings, although some factors may affect funds requirements in specific years.

The Company uses funds to buy property and equipment. In recent years, AIFUL has allocated most capital expenditures to open new loan offices and other facilities. Capital expenditures in fiscal 2000 totaled ¥5,291 million ($43 million).

In fiscal 2000, AIFUL acquired the equity of, and furnished a loan to, Life for ¥181 billion ($1,460 million), funding this allocation through a syndicated loan, asset-backed securities financing and cash from operations.

Total Assets
(Millions of Yen)


1,600,000
1,200,000
800,000
400,000
0
97
98
99
00
01

Balance of Borrowings
(Millions of Yen)


1,200,000
900,000
600,000
300,000
0
100 (%)
75
50
25
0
97
98
99
00
01
Balance of Borrowings (Left Scale)
Ratio of Long-term Debt to Total Borrowings (%) (Right Scale)

Total Shareholders' Equity
(Millions of Yen)


350,000
280,000
210,000
140,000
70,000
0
25 (%)
20
15
10
5
0
97
98
99
00
01
Shareholders' Equity (Left Scale)
Shareholders' Equity Ratio (%) (Right Scale)

ROE/ROA
(%)


50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0
97
98
99
00
01
Return on Assets (Right Scale)
Return on Equity (Left Scale)

Net Income per Employee
(Thousands of Yen)


15,000
12,000
9,000
6,000
3,000
0
97
98
99
00
01

Number of Branches/ Balance of Loans Outstanding per Branch
(Millions of Yen)


1,500
1,200
900
600
300
0
1,000
800
600
400
200
0
97
98
99
00
01
Number of Branches (Left Scale)
Balance of Loans Outstanding per Branch (Right Scale)

CONSOLIDATED BALANCE SHEET

AIFUL Corporation and Consolidated Subsidiaries

March 31, 2001

	Millions of Yen	Thousands of U.S. Dollars (Note 3)
	2001	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Note 9)	¥ 153,435	$ 1,237,379
Time deposits (Note 9)	2,056	16,581
Loans (Notes 5 and 9)	1,261,042	10,169,694
Installment accounts receivable (Note 6)	294,558	2,375,468
Allowance for doubtful loans and receivables	(82,562)	(665,823)
Inventories (Note 7)	3,036	24,484
Prepaid expenses	4,799	38,701
Deferred tax assets (Note 12)	12,865	103,750
Other current assets (Note 9)	27,840	224,516
Total current assets	1,677,069	13,524,750
PROPERTY, PLANT AND EQUIPMENT (Note 9):		
Land	45,956	370,613
Buildings and structures	49,984	403,097
Machinery and equipment	12,071	97,347
Construction in progress	25	201
Total	108,036	871,258
Accumulated depreciation	(32,156)	(259,323)
Net property, plant and equipment	75,880	611,935
INVESTMENTS AND OTHER ASSETS:		
Investment securities (Notes 8 and 9)	8,232	66,387
Investments in and advances to unconsolidated subsidiaries and associated companies (Note 13)	4,381	35,331
Claims in bankruptcy (Note 5)	11,859	95,637
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(15,833)	(127,685)
Goodwill	36,835	297,056
Software, net	7,178	57,887
Long-term loans (less current portion)	8,809	71,040
Lease deposits	10,944	88,258
Long-term prepayments	2,798	22,565
Deferred tax assets (Note 12)	9,120	73,548
Deferred loss on hedged items	20,091	162,024
Other assets	8,174	65,920
Total investments and other assets	112,588	907,968
TOTAL	¥1,865,537	$15,044,653

See notes to consolidated financial statements.

	Millions of Yen	Thousands of U.S. Dollars (Note 3)
	2001	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 9)	¥ 47,323	$ 381,637
Current portion of long-term debt (Note 9)	351,200	2,832,258
Trade notes payable	13,048	105,226
Trade accounts payable	212,720	1,715,484
Income taxes payable	25,861	208,556
Accrued expenses	7,135	57,540
Other current liabilities (Note 6)	31,972	257,839
Total current liabilities	689,259	5,558,540
LONG-TERM LIABILITIES:		
Long-term debt (less current portion) (Note 9)	840,742	6,780,177
Liability for retirement benefits (Note 10)	7,144	57,613
Interest rate swaps	20,091	162,024
Other long-term liabilities	602	4,855
Total long-term liabilities	868,579	7,004,669
MINORITY INTERESTS	1,149	9,266
SHAREHOLDERS' EQUITY (Notes 11 and 16):		
Common stock, ¥50 par value, authorized, 224,000,000 shares; issued, 84,876,000 shares	39,789	320,879
Additional paid-in capital	50,528	407,484
Retained earnings	215,978	1,741,758
Net unrealized gain on available-for-sale securities	255	2,057
Total shareholders' equity	306,550	2,472,178
TOTAL	¥1,865,537	$15,044,653

CONSOLIDATED STATEMENT OF INCOME

AIFUL Corporation and Consolidated Subsidiaries
Year ended March 31, 2001

	Millions of Yen	Thousands of U.S. Dollars (Note 3)
	2001	2001
INCOME:		
Interest on loans	¥272,237	$2,195,459
Interest on deposits, securities and other	538	4,339
Other income	8,944	72,129
Total income	281,719	2,271,927
EXPENSES:		
Interest on borrowings	26,863	216,637
Charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	53,694	433,016
Salaries and other employees' benefits	25,402	204,855
Advertising expenses	17,653	142,363
Rental expenses	15,662	126,306
Commissions and fees	10,791	87,024
Depreciation and amortization	4,717	38,040
Provision for accrued pension and severance costs	1,992	16,065
Charge for full amount of transitional obligations for retirement benefits	1,025	8,266
Provision for retirement benefits to directors and corporate auditors	72	581
Other expenses	31,274	252,209
Total expenses	189,145	1,525,362
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	92,574	746,565
INCOME TAXES (Note 12):		
Current	46,204	372,613
Deferred	(1,833)	(14,782)
Total income taxes	44,371	357,831
MINORITY INTERESTS IN NET LOSS	50	403
NET INCOME	¥ 48,253	$ 389,137
	Yen	U.S. Dollars
AMOUNTS PER COMMON SHARE (Note 2.r):		
Net income	¥ 569.32	$ 4.59
Cash dividends applicable to the year	50.00	0.40

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

AIFUL Corporation and Consolidated Subsidiaries

Year ended March 31, 2001

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2000	56,103	¥ 39,752	¥ 41,913	¥ 171,238		¥ (1)
Net income				48,253		
Cash dividends paid, ¥50 per share				(3,381)		
Bonuses to directors and corporate auditors				(132)		
Stock split (Note 11)	28,052					
Acquisition of Sinwa Co., Ltd. (Note 11)	721	37	8,615			
Net unrealized gain on available-for-sale securities					¥255	
Net decrease in treasury stock						1
BALANCE AT MARCH 31, 2001	**84,876**	**¥39,789**	**¥50,528**	**¥215,978**	**¥255**	**¥ –**

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2000	$ 320,581	$ 338,008	$ 1,380,951		$ (8)
Net income			389,137		
Cash dividends paid, $0.40 per share			(27,266)		
Bonuses to directors and corporate auditors			(1,064)		
Acquisition of Sinwa Co., Ltd. (Note 11)	298	69,476			
Net unrealized gain on available-for-sale securities				$ 2,057	
Net decrease in treasury stock					8
BALANCE AT MARCH 31, 2001	**$320,879**	**$407,484**	**$1,741,758**	**$2,057**	**$ –**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Year ended March 31, 2001

	Millions of Yen	Thousands of U.S. Dollars (Note 3)
	2001	2001
OPERATING ACTIVITIES:		
Income before income taxes and minority interests	¥ 92,574	$ 746,565
Adjustments for:		
Income taxes—paid	(46,008)	(371,032)
Depreciation and amortization	4,717	38,040
Provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	6,463	52,121
Bonds issue costs	939	7,572
Write-down of investment securities	1,531	12,347
Loss on sales of property, plant and equipment	1,554	12,532
Loss on disposal of property, plant and equipment	382	3,081
Changes in assets and liabilities:		
Increase in loans	(166,813)	(1,345,266)
Decrease in claims in bankruptcy	4,167	33,605
Increase in inventories	(297)	(2,395)
Decrease in prepaid expenses	434	3,500
Decrease in long-term prepayments	(530)	(4,274)
Increase in liability for retirement benefits	2,070	16,693
Increase in other current assets	(3,538)	(28,532)
Increase in other current liabilities	4,702	37,919
Other—net	93	750
Total adjustments	(190,134)	(1,533,339)
Net cash used in operating activities	(97,560)	(786,774)
INVESTING ACTIVITIES:		
Capital expenditures	(5,868)	(47,323)
Decrease in long-term loans	5,495	44,315
Acquisitions of businesses (net of cash acquired)	(48,547)	(391,508)
Increase in loans by acquisition of business	(22,095)	(178,185)
Decrease in investment in trust	2,000	16,129
Other—net	(462)	(3,726)
Net cash used in investing activities	(69,477)	(560,298)
FINANCING ACTIVITIES:		
Net decrease in short-term borrowings	(74,647)	(601,992)
Proceeds from long-term debt (net of bonds issue costs)	641,688	5,174,903
Repayments of long-term debt	(326,756)	(2,635,129)
Cash dividends paid	(3,413)	(27,524)
Proceeds from minority shareholders	1,200	9,677
Net cash provided by financing activities	238,072	1,919,935

	Millions of Yen	Thousands of U.S. Dollars (Note 3)
	2001	2001
NET INCREASE IN CASH AND CASH EQUIVALENTS	¥ 71,035	$ 572,863
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	1,381	11,137
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	81,019	653,379
CASH AND CASH EQUIVALENTS, END OF YEAR	¥153,435	$1,237,379
NON-CASH INVESTING ACTIVITIES:		
During the year ended March 31, 2001, the Company acquired Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, and Sinwa Co., Ltd. as follows:		
Fair value of assets acquired	¥417,519	$3,367,088
Cash paid for capital stock, less acquired cash and cash equivalents	48,547	391,508
Liabilities assumed	360,320	2,905,806
Value of 721,500 common shares issued for Sinwa	8,652	69,774

See notes to consolidated financial statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, comparative disclosures are not required to be and have not been presented herein.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Consolidation*** – The consolidated financial statements as of March 31, 2001 include the accounts of AIFUL Corporation (the "Company") and its five significant subsidiaries (together, the "AIFUL Group"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements. Investments in five unconsolidated subsidiaries and two associated companies are accounted for on the cost basis. The effect on the consolidated financial statements of not applying the equity method is immaterial. Goodwill on acquisition of subsidiaries of ¥36,835 million ($297,056 thousand) is being amortized using the straight-line method over 10 years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the AIFUL Group is eliminated.

As for two subsidiaries, Life Co., Ltd. and Sanyo Shinpan Co., Ltd., which are consumer-credit companies, only the balance sheets are consolidated since the constructive date of acquisition was March 31, 2001.

On March 28, 2001, the Company acquired all the shares of Life, a significant subsidiary.

b. ***Cash Equivalents*** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. ***Inventories*** – Inventories include property for sale, property under construction and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Property for sale under construction is stated at cost, cost being determined by the specific identification method. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. ***Investment Securities*** – Effective April 1, 2000, the AIFUL Group adopted a new accounting standard for financial instruments, including investment securities.

Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

e. ***Property, Plant and Equipment*** – Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is from three to 50 years for buildings and structures and from two to 20 years for machinery and equipment.

f. ***Software*** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. ***Liability for Retirement Benefits*** – Effective April 1, 2000, the AIFUL Group adopted a new accounting standard for employees' retirement benefits and accounted for the net liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The full amount of the net transitional obligations of ¥1,025 million ($8,266 thousand), determined as of the beginning of the year, is charged to income and presented as charge for transitional obligations for retirement benefits in the consolidated statement of income.

Liability for retirement benefits to directors and corporate auditors are provided at the amount which would be required if they retired at March 31, 2001.

h. ***Allowances for Doubtful Accounts*** – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the AIFUL Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. ***Leases*** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

j. ***Income Taxes*** – The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. ***Appropriations of Retained Earnings*** – Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

l. ***Foreign Currency Transactions*** – Effective April 1, 2000, the AIFUL Group adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

m. ***Interest on Loans*** – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the AIFUL Group records accrued interest to the extent that the realization of such income is considered to be certain.

n. ***Installment Revenue*** – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

No revenue is recorded in the consolidated statements of income for the year ended March 31, 2001 since the constructive date of acquisition of the two consumer credit subsidiaries was March 31, 2001.

o. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

q. Derivatives and Hedging Activities – The AIFUL Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the AIFUL Group to reduce interest rate risks. The AIFUL Group does not enter into derivatives for trading or speculative purposes.

Effective April 1, 2000, the AIFUL Group adopted a new accounting standard for derivative financial instruments. This standard requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expenses or income.

r. Per Share Information – The computation of net income per share is based on the weighted average number of shares of common stock outstanding during the year, retroactively adjusted for stock splits. The weighted average number of common shares used in the computation was 84,755,313 shares.

Fully diluted net income per share is not presented because no dilutive securities were outstanding.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the year including dividends to be paid after the end of the year.

3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥124 to $1, the approximate rate of exchange at March 30, 2001. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. ACQUISITION OF LIFE

The Company acquired all the shares of Life on March 28, 2001. Life is one of the largest consumer credit companies in Japan. The total purchase price of ¥103,004 million ($830,677 thousand) including the accompanying cost of ¥1,000 million for the acquisition of Life has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition while the balance of ¥32,861 million ($265,008 thousand) was recorded as goodwill and is being amortized over 10 years on a straight-line basis.

Prior to the acquisition, Life had been under a Tokyo District Court supervised reorganization plan. In conjunction with the reorganization plan and acquisition:

- The Company invested ¥102,004 million ($822,613 thousand) cash in Life for newly issued shares;
- The Company loaned ¥78,000 million ($629,032 thousand) cash to Life;

- Life obtained ¥273,000 million ($2,201,613 thousand) (unaudited) pursuant to a bridge financing agreement (the "Bridge Financing") with certain financial institutions.
- Life applied the funds received from the Company, the proceeds from the Bridge Financing, and cash on hand to make payments to Life's existing creditors totaling ¥475,590 million ($3,835,403 thousand) (unaudited). A portion of this amount, ¥1.2 billion, was retained as restricted cash and included in other assets awaiting final acceptance of the settlement agreement by one of Life's creditors.

To complete the Bridge Financing, Life transferred receivables totaling ¥336,421 million ($2,713,073 thousand) (unaudited) to a trust in exchange for senior and subordinated beneficial interests in the trust. The senior beneficial interests were then sold to a special purpose company who in turn sold non-recourse debt securities and borrowed additional funds from certain banks. As a result of these arrangements, the receivables contributed to the trust are pledged as collateral for the outstanding borrowings of the banks. The Bridge Financing can be increased to a maximum of ¥350 billion ($2,822,581 thousand) (unaudited) by transferring additional receivables to the trust.

For purpose of consolidation, the Company has consolidated the balance sheet of Life as of March 31, 2001, the constructive date of the acquisition. The results of operations of Life will be consolidated with the Company beginning April 1, 2001. As a result of the off-balance-sheet financing transaction, securitized loans of ¥146,594 million ($1,182,209 thousand) and securitized installment accounts receivable of ¥119,681 million ($965,169 thousand) were not recognized on the balance sheet.

Life's results of operations for fiscal 2001 were not available due to the reorganization imposed by the Tokyo District Court and therefore, pro forma information of the combined companies cannot be prepared. In addition, the effects of the other fiscal 2001 acquisitions on the consolidated financial statements were not significant, therefore, no pro forma combined information has been presented.

5. LOANS

Loans at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Unsecured	¥1,167,837	$ 9,418,040
Secured	227,601	1,835,492
Small business loans	12,198	98,371
Total	¥1,407,636	$11,351,903
Securitized loans	(146,594)	(1,182,209)
Net	¥1,261,042	$10,169,694

Loans include loans in legal bankruptcy (primarily presented as claims in bankruptcy in the consolidated balance sheets) of ¥13,071 million ($105,411 thousand), non-accrual loans of ¥25,644 million ($206,806 thousand), accruing loans contractually past due three months or more as to principal or interest payments of ¥7,196 million ($58,032 thousand) and restructured loans of ¥34,002 million ($274,210 thousand) at March 31, 2001.

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectivity of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Non-accrual loans are loans in which accruals of interest are discontinued and those other than loans in legal bankruptcy and loans granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery and are regularly received. Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and non-accrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, non-accrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized in the balance sheets, amounted to ¥146,594 million ($1,182,209 thousand) at March 31, 2001.

6. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities at March 31, 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars	
	Receivables	Unearned Income	Receivables	Unearned Income
Credit card shopping loans	¥ 36,032	¥ 164	$ 290,581	$ 1,323
Per-item shopping loans	73,713	1,968	594,460	15,871
Loan guarantees	184,778	2,949	1,490,145	23,782
Other	35		282	
	¥294,558	¥5,081	$2,375,468	$40,976

In addition, the AIFUL Group has unearned income of ¥201 million ($1,621 thousand) related to loans other than those shown in the above table.

The securitized installment accounts receivable, which were not recognized in the balance sheet, amounted to ¥119,681 million ($965,169 thousand) at March 31, 2001.

Per-item shopping loans included the rights for payment in substitution of ¥23,138 million ($186,597 thousand).

7. INVENTORIES

Inventories at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Property for sale	¥1,175	$ 9,476
Property for sale under construction	1,622	13,081
Supplies	239	1,927
Total	¥3,036	$24,484

8. INVESTMENT SECURITIES

Investment securities as of March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Non-current:		
Marketable equity securities	¥7,942	$64,048
Government and corporate bonds	290	2,339
Total	¥8,232	$66,387

Information on the marketable securities classified as available-for-sale at March 31, 2001 was as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	¥5,773	¥830	¥591	¥6,012
Debt securities	280	1		281
	¥6,053	¥831	¥591	¥6,293

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	$46,556	$6,694	$4,766	$48,484
Debt securities	2,258	8		2,266
	$48,814	$6,702	$4,766	$50,750

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2001 were as follows:

	Carrying Amount	
	Millions of Yen	Thousands of U.S. Dollars
Available-for-sale-		
Equity securities	¥1,930	$15,564
Held-to-maturity	9	73
Total	¥1,939	$15,637

Proceeds from sales of available-for-sale securities for the year ended March 31, 2001 were ¥11 million ($89 thousand). Gross realized losses on these sales, computed on the moving-average cost basis, were ¥5 million ($40 thousand) and gross realized gains were not material.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2001 are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due after one year through five years	¥281	¥9	$2,266	$73

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings generally due in one year at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Commercial paper, 0.828%	¥15,000	$120,968
Loans from banks, 1.12% to 3.0%	24,800	200,000
Loans from other financial institutions, 1.6% to 2.45%	2,500	20,161
Other (principally from leasing and factoring companies), 2.4% to 2.9%	5,023	40,508
Total	¥47,323	$381,637

Long-term debt at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Loans from banks, 1.12% to 3.075%, due serially to 2006	¥ 400,165	$ 3,227,137
Loans from other financial institutions, 1.6% to 2.45%, due serially to 2006	245,434	1,979,307
Syndicated loans, 2.1% due 2004	70,000	564,516
Unsecured 2.6% yen straight bonds, due 2001	6,000	48,387
Unsecured 2.35% to 2.425% yen straight bonds, due 2002	40,000	322,581
Unsecured 1.5% to 3.2% yen straight bonds, due 2003	75,000	604,839
Unsecured 2.0% to 2.53% yen straight bonds, due 2004	135,000	1,088,710
Unsecured 1.86% yen straight bonds, due 2005	10,000	80,645
Unsecured 3.27% yen straight bonds, due 2006	15,000	120,968
Unsecured 2.51% yen straight bonds, due 2007	20,000	161,290
Unsecured 3.28% yen straight bonds, due 2009	8,000	64,516
Unsecured 2.93% to 3.0% yen straight bonds, due 2010	20,000	161,290
Unsecured 3.65% Euroyen straight bonds, due 2003	9,500	76,613
Unsecured variable rate Euroyen straight bonds, due 2006 (2.136% at March 31, 2001)	15,000	120,968
Unsecured 1.73% medium-term notes, due 2002	3,000	24,193
Unsecured 1.75% medium-term notes, due 2002	3,000	24,193
Unsecured 3.0% medium-term notes, due 2008	3,000	24,193
Unsecured 3.5% medium-term notes, due 2015	15,000	120,968
Other (principally from leasing and factoring companies), 0.98% to 5.4%, due serially to 2006	98,843	797,121
Total	1,191,942	9,612,435
Less current portion	(351,200)	(2,832,258)
Long-term debt, less current portion	¥ 840,742	$ 6,780,177

The Company has an interest rate swap agreement that effectively converts variable rate interest payable on ¥3,000 million ($24,193 thousand) of medium-term notes, due 2002, to a fixed rate of 1.75%.

Included in Other (principally from leasing and factoring companies) in the table above is a loan totaling ¥35,000 million ($282,258 thousand), proceeds of which were used for the Life acquisition. The loan bears interest at LIBOR plus 0.06% per annum and is due May 9, 2006.

The aggregate annual maturities of long-term debt at March 31, 2001 were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2002	¥ 351,200	$2,832,258
2003	333,535	2,689,798
2004	231,107	1,863,766
2005	145,293	1,171,718
2006	32,957	265,782
2007 and thereafter	97,850	789,113
Total	¥1,191,942	$9,612,435

At March 31, 2001, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Time deposits	¥ 394	$ 3,177
Loans	541,725	4,368,750
Investment securities	398	3,210
Property, plant and equipment, net of accumulated depreciation	10,506	84,726
Total	¥553,023	$4,459,863
Related liabilities:		
Short-term borrowings	¥ 15,260	$ 123,064
Long-term debt (including current portion of long-term debt)	460,531	3,713,960
Other	295	2,379
Total	¥476,086	$3,839,403

In addition, if requested by lending financial institutions, the AIFUL Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2001, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 7,000	$ 56,452
Long-term debt (including current portion of long-term debt)	128,330	1,034,919
Total	¥135,330	$1,091,371

At March 31, 2001, cash and cash equivalents, and other current assets amounting to ¥3,730 million ($30,081 thousand) were pledged as collateral for the interest rate swap contracts.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to maintenance of a specified ratio (calculated semi-annually) of total liabilities to tangible net worth, a limitation on delinquent loan receivables as a percentage of loan receivables (calculated quarterly) and a limitation on write-offs as a percentage of total receivables (calculated quarterly). At March 31, 2001, the Company was in compliance with all such covenants.

10. RETIREMENT AND PENSION PLANS

The Company and certain of its consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

Liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥954 million ($7,694 thousand) at March 31, 2001.

The liability for employees' retirement benefits at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Projected benefit obligation	¥18,361	$148,072
Fair value of plan assets	(11,424)	(92,129)
Unrecognized actuarial loss	(747)	(6,024)
Net liability	¥ 6,190	$ 49,919

The components of net periodic benefit costs for the year ended March 31, 2001 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Service cost	¥ 814	$ 6,565
Interest cost	125	1,008
Expected return on plan assets	(92)	(742)
Recognized actuarial loss	1,145	9,234
Amortization of transitional obligation	1,025	8,266
Net periodic benefit costs	¥3,017	$24,331

Assumptions used for the year ended March 31, 2001 are set forth as follows:

Discount rate	3.0%
Expected rate of return on plan assets	3.0% to 3.5%
Recognition period of actuarial gain/loss:	
Company	Full amount charged to income as incurred
One consolidated subsidiary	10 years
Amortization period of transitional obligation	Full amount charged to income as incurred

11. SHAREHOLDERS' EQUITY

The Japanese Commercial Code (the "Code") requires at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital.

The Code provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. The Company's legal reserve amount, which is included in retained earnings, totals ¥1,301 million ($10,492 thousand) as of March 31, 2001, and is not available for dividends but may be used to reduce a deficit by resolution of the shareholders.

The Company may transfer portions of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Company may also transfer portions of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Under the Code, the Company may issue new common shares to existing shareholders without consideration as a stock split pursuant to resolution of the Board of Directors. The Company may make such a stock split to the extent that the aggregate par value of the shares outstanding after the stock split does not exceed the stated capital. However, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split cannot be less than ¥1,000.

On May 22, 2000, the Company made a three-for-two stock split to shareholders of record on March 31, 2000. As a result, the number of shares issued increased by 28,051,500 shares.

On June 1, 2000, the Company acquired all 650,000 shares of the common stock of Sinwa Co., Ltd. in exchange for 721,500 shares of the Company's common stock, according to an agreement dated April 27, 2000. On the exchange of common stock, ¥37 million ($298 thousand) and ¥4,398 million ($35,468 thousand) were credited to common stock and additional paid-in capital, respectively, based on the book value of the acquired net assets. In addition, effective June 1, 2000, the above shares were revalued at market in accordance with the purchase method of accounting which resulted in an increase to additional paid-in capital of ¥4,217 million ($34,008 thousand).

Dividends are approved at the Shareholders' General Meeting held subsequent to the fiscal year to which the dividends are applicable. Interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the year ended March 31, 2001.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2001 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2001	2001
Deferred tax assets:		
Tax loss carryforwards	¥30,444	$245,516
Provision for doubtful loans	8,565	69,073
Provision for employee retirement benefits	2,499	20,153
Depreciation and amortization	2,287	18,444
Enterprise tax payable	1,847	14,895
Revaluation of subsidiary's property in accordance with corporation reorganization law	945	7,621
Accrued bonuses	937	7,556
Charge-offs for doubtful loans	516	4,161
Other	1,964	15,839
Total	¥50,004	$403,258
Less valuation allowance	(27,834)	(224,468)
Net	¥22,170	$178,790
Deferred tax liabilities:		
Unrealized gain on available-for-sale securities	¥ 184	$ 1,484
Other	1	8
Total	¥ 185	$ 1,492
Net deferred tax assets	¥21,985	$177,298

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2001 and the actual effective tax rate reflected in the accompanying consolidated statement of income is as follows:

	2001
Normal effective statutory tax rate	41.9%
Additional taxation on undistributed income	4.5
Inhabitant's taxes	0.9
Expenses not deductible for income taxes purposes	0.2
Other—net	0.4
Actual effective tax rate	47.9%

13. RELATED PARTY TRANSACTIONS

Advances to an unconsolidated subsidiary at March 31, 2001 were ¥4,003 million ($32,282 thousand).

In consideration of the unconsolidated subsidiary's financial condition, the Company does not charge interest on such advances.

14. LEASES

The AIFUL Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses for the year ended March 31, 2001 were ¥16,034 million ($129,306 thousand) including ¥6,322 million ($50,984 thousand) of lease payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the year ended March 31, 2001 was as follows:

	Millions of Yen	Thousands of U.S. Dollars
	Machinery and Equipment	Machinery and Equipment
Acquisition cost	¥30,213	$243,653
Accumulated depreciation	21,481	173,234
Net leased property	¥ 8,732	$ 70,419

Obligations under finance leases:

	Millions of Yen	Thousands of U.S. Dollars
	Machinery and Equipment	Machinery and Equipment
Due within one year	¥ 5,251	$ 42,347
Due after one year	6,505	52,459
Total	¥11,756	$ 94,806

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statement of income, computed under a declining-balance method and the interest method, for the year ended March 31, 2001 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Depreciation expense	¥ 5,533	$ 44,621
Interest expense	414	3,339

15. DERIVATIVES

The AIFUL Group enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Company does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the AIFUL Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the AIFUL Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The fair value of the AIFUL Group's derivative financial instrument at March 31, 2001 is as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Notional Amount	Fair Value	Unrealized Loss	Notional Amount	Fair Value	Unrealized Loss
Interest rate caps-						
Purchased interest rate caps	¥1,500	¥2	¥24	$12,097	$16	$194

Estimated fair values were obtained from banks.

A portion of interest rate caps which either qualify for hedge accounting or meet specific matching criteria is excluded from the disclosure of market value information.

The notional amount of derivatives which is shown in the above table does not represent the amounts exchanged by the parties and does not measure the AIFUL Group's exposure to credit or market risk.

16. SUBSEQUENT EVENTS

a. At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase up to 223,000 shares of the Company's common stock. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the previous month of option grant or the fair market price at the time of grant.

The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options.

The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million ($33,065 thousand).

b. On May 22, 2001, the Board of Directors of the Company resolved to propose the following plan of appropriation of retained earnings for the year ended March 31, 2001 for approval at the Shareholders' General Meeting held on June 27, 2001:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends, ¥30 ($0.24) per share	¥2,546	$20,532
Bonuses to directors and corporate auditors	87	702

17. SEGMENT INFORMATION

Most of the AIFUL Group's business is related to lending a single segment. The AIFUL Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte
Touche
Tohmatsu

Shimbashi & Co.

To the Board of Directors of
Aiful Corporation:

We have examined the consolidated balance sheet of Aiful Corporation and consolidated subsidiaries as of March 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, all expressed in Japanese yen. Our examination was made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 2, effective April 1, 2000, the consolidated financial statements have been prepared in accordance with the new accounting standards for employees' retirement benefits and financial instruments.

Our examination also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.

SHIMBASHI & CO.
Osaka, Japan

June 27, 2001

NON-CONSOLIDATED SIX-YEAR SUMMARY

AIFUL Corporation
Years ended March 31

	Millions of Yen		
	2001	2000	1999
Results for the Fiscal Year:			
Total income	¥ 272,553	¥ 239,200	¥ 205,536
Total expenses	180,078	154,490	140,777
Income before income taxes	92,475	84,710	64,759
Income taxes	45,011	42,399	36,311
Adjustment on corporation tax, etc.	1,048	1,793	–
Net income	48,512	44,104	28,448
At Year-End:			
Balance of loans outstanding	¥ 1,159,734	¥ 1,001,080	¥ 837,982
Total assets	1,586,409	1,182,468	996,524
Short-term borrowings	32,500	28,700	58,900
Long-term debt, including current portion thereof	1,186,674	863,469	704,275
Total shareholders' equity	302,601	252,903	203,749
Per Share Data:			
Net income	¥ 572	¥ 786	¥ 611
Adjusted for stock splits	–	524	339
Shareholders' equity	3,565	4,508	4,358
Adjusted for stock splits	–	3,005	2,421
Cash dividends	50	60	60
Adjusted for stock splits	–	40	33
Other Data:			
Number of shares outstanding at year-end	84,876,000	56,103,000	46,752,500
Number of customer accounts at year-end	2,121,446	1,975,068	1,822,261
Number of branches at year-end	1,529	1,311	1,009
Number of employees at year-end	3,477	3,263	3,141

Millions of Yen		
1998	1997	1996
¥ 180,181	¥ 150,176	¥ 122,695
117,080	94,276	97,411
63,101	55,900	25,284
38,097	33,095	15,197
–	–	–
25,004	22,805	10,087
¥ 702,446	¥ 591,630	¥ 465,656
876,727	724,314	589,539
98,000	39,548	31,758
600,505	557,963	473,621
146,255	93,055	65,447
¥ 602	¥ 1,548	¥ 7,308
334	344	162
3,421	5,957	47,414
1,901	1,324	1,054
60	10	100
33	2	2
42,752,500	15,621,000	1,380,300
1,706,030	1,530,094	1,217,649
807	654	458
2,731	2,521	2,411

Notes

1. Net income per share has been computed based on the weighted average number of shares outstanding during each period and shareholders' equity per share is based on the number of shares outstanding at the end of each period.
2. Stock split (10 for 1) on August 1, 1996.
3. Warrant exercised on September 27, 1996 (1,818,000 shares, ¥2,750).
4. Stock split (2.5 for 1) on May 20, 1997.
5. On June 18, 1997, by resolution of the Shareholders' General Meeting, the number of common shares issued was increased from 55 million to 150 million.
6. Capital increased through issuance of shares by public offering on July 30, 1997 (3,700,000 shares, ¥56,832).
7. On April 16, 1998, the Company issued 4,000,000 shares of common stock to the amount of ¥33,084 million, in offshore transactions under regulations of the United States Securities Act of 1993 ("the Securities Act"), and in the United States in accordance with Rule 144A of the Securities Act. Of the total, ¥16,544 million and ¥16,540 million were credited to common stock and additional paid-in capital, respectively.
8. Stock split (1.2 for 1) on May 20, 1999.
9. Stock split (1.5 for 1) on May 22, 2000.

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
March 31, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2001	2000	2001
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents (Note 7)	¥ 95,391	¥ 81,019	$ 769,282
Time deposits	378	862	3,048
Loans (Notes 4 and 7)	1,159,734	1,001,080	9,352,694
Allowance for doubtful loans	(45,115)	(37,625)	(363,831)
Net loans	1,114,619	963,455	8,988,863
Inventories (Note 5)	2,454	2,158	19,790
Investment in trust	–	2,000	–
Prepaid expenses	4,172	4,607	33,645
Deferred tax assets (Note 8)	9,240	9,006	74,516
Advances to associated company	200	–	1,613
Other current assets (Note 7)	12,763	9,337	102,928
Total current assets	1,239,217	1,072,444	9,993,685
PROPERTY, PLANT AND EQUIPMENT (Note 7):			
Land	41,212	42,974	332,355
Buildings and structures	35,146	30,584	283,435
Machinery, vehicles and equipment	10,576	10,262	85,290
Construction in progress	25	1,080	202
Total	86,959	84,900	701,282
Accumulated depreciation	(19,569)	(17,448)	(157,814)
Net property, plant and equipment	67,390	67,452	543,468
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 6 and 7)	4,888	6,001	39,419
Investments in and advances to subsidiaries and associated companies (Note 9)	227,805	3,832	1,837,137
Claims in bankruptcy (Note 4)	11,845	16,011	95,524
Allowance for advances to subsidiary and claims in bankruptcy	(15,829)	(19,095)	(127,653)
Software	2,365	3,289	19,073
Long-term loans (less current portion)	8,706	14,724	70,210
Lease deposits	8,549	8,475	68,944
Long-term prepayments	2,172	1,616	17,516
Deferred tax assets (Note 8)	1,645	998	13,266
Deferred loss on hedged items (Note 2.q)	20,091	–	162,024
Other assets	7,566	6,721	61,016
Total investments and other assets	279,803	42,572	2,256,476
TOTAL	¥1,586,410	¥1,182,468	$12,793,629

See notes to non-consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2001	2000	2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 32,500	¥ 28,700	$ 262,097
Current portion of long-term debt (Note 7)	348,257	290,307	2,808,524
Trade notes payable	3,774	2,482	30,435
Trade accounts payable	5,449	3,639	43,944
Income taxes payable	25,530	25,141	205,887
Accrued expenses	5,040	3,909	40,645
Other current liabilities	1,345	830	10,847
Total current liabilities	421,895	355,008	3,402,379
LONG-TERM LIABILITIES:			
Long-term debt (less current portion)(Note 7)	838,417	573,162	6,761,427
Liability for retirement benefits (Notes 2.g and 10)	3,061	1,035	24,686
Interest rate swaps	20,091	–	162,024
Other long-term liabilities	345	360	2,782
Total long-term liabilities	861,914	574,557	6,950,919
CONTINGENT LIABILITIES (Note 14)			
SHAREHOLDERS' EQUITY (Notes 11 and 15.b):			
Common stock: ¥50 par value, authorized, 224,000,000 shares at March 31, 2001 and 2000; issued and outstanding, 84,876,000 shares at March 31, 2001 and 56,103,000 shares at March 31, 2000	39,789	39,752	320,879
Additional paid-in capital	46,311	41,913	373,476
Legal reserve	1,301	952	10,492
Retained earnings	214,969	170,286	1,733,621
Net unrealized gain on available-for-sale securities	231	–	1,863
Total shareholders' equity	302,601	252,903	2,440,331
TOTAL	¥1,586,410	¥1,182,468	$12,793,629

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation
Years ended March 31, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2001	2000	2001
INCOME:			
Interest on loans	¥262,581	¥229,693	$2,117,589
Interest on deposits, securities and other	1,237	498	9,976
Sales of property for sale	40	1,087	322
Other income	8,695	7,922	70,121
Total income	272,553	239,200	2,198,008
EXPENSES:			
Interest on borrowings	26,767	24,259	215,863
Cost of sales of property for sale	57	1,208	460
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	54,772	40,307	441,710
Salaries and other employees' benefits	24,065	25,027	194,073
Advertising expenses	17,043	13,303	137,444
Rental expenses	15,001	14,874	120,976
Commissions and fees	10,463	9,534	84,379
Supplies	1,166	1,791	9,403
Write-down of investment securities	1,531	811	12,347
Write-down of inventories	103	358	830
Depreciation and amortization	4,205	4,631	33,911
Provision for accrued pension and severance costs	1,982	–	15,984
Charge for full amount of transitional obligations for retirement benefits	992	–	8,000
Provision for retirement benefits to directors and corporate auditors	67	90	540
Other expenses	21,864	18,297	176,322
Total expenses	180,078	154,490	1,452,242
INCOME BEFORE INCOME TAXES	92,475	84,710	745,766
INCOME TAXES (Note 8):			
Current	45,011	42,399	362,992
Deferred	(1,048)	(1,793)	(8,452)
Total income taxes	43,963	40,606	354,540
NET INCOME	¥ 48,512	¥ 44,104	$ 391,226

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Note 2.r):			
Net income	¥572.38	¥524.09	$4.62
Cash dividends applicable to the year	50.00	60.00	0.40

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation
Years ended March 31, 2001 and 2000

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities
BALANCE AT MARCH 31, 1999	46,753	¥ 39,752	¥ 41,913	¥ 636	¥ 121,448	
Adjustment of retained earnings for newly applied accounting for tax allocation					8,211	
Net income					44,104	
Cash dividends paid, ¥60 per share					(3,085)	
Transfer to legal reserve				316	(316)	
Bonuses to directors and corporate auditors					(76)	
Stock split (Note 11)	9,350					
BALANCE AT MARCH 31, 2000	56,103	39,752	41,913	952	170,286	
Net income					48,512	
Cash dividends paid, ¥50 per share					(3,381)	
Transfer to legal reserve				349	(349)	
Bonuses to directors and corporate auditors					(99)	
Stock split (Note 11)	28,052					
Acquisition of Sinwa Co., Ltd. (Note 11)	721	37	4,398			
Net unrealized gain on available-for-sale securities						¥231
BALANCE AT MARCH 31, 2001	84,876	¥39,789	¥46,311	¥1,301	¥214,969	¥231

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities
BALANCE AT MARCH 31, 2000	$ 320,581	$ 338,008	$ 7,677	$ 1,373,274	
Net income				391,226	
Cash dividends paid, $0.40 per share				(27,266)	
Transfer to legal reserve			2,815	(2,815)	
Bonuses to directors and corporate auditors				(798)	
Stock split (Note 11)					
Acquisition of Sinwa Co., Ltd. (Note 11)	298	35,468			
Net unrealized gain on available-for-sale securities					$1,863
BALANCE AT MARCH 31, 2001	$320,879	$373,476	$10,492	$1,733,621	$1,863

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation
Years ended March 31, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2001	2000	2001
OPERATING ACTIVITIES:			
Income before income taxes	¥ 92,475	¥ 84,710	$ 745,766
Adjustments for:			
Income taxes—paid	(44,623)	(36,776)	(359,863)
Depreciation and amortization	4,205	4,631	33,911
Provision for doubtful loans, advances to subsidiary and claims in bankruptcy	4,224	8,711	34,065
Bonds issue costs	939	386	7,572
Write-down of investment securities	1,531	811	12,347
Write-down of inventories	103	358	830
Loss on disposal of property, plant and equipment	304	213	2,452
Changes in assets and liabilities:			
Increase in loans	(158,654)	(163,098)	(1,279,468)
Decrease in claims in bankruptcy	4,166	600	33,597
Decrease (increase) in inventories	(399)	778	(3,218)
Decrease (increase) in prepaid expenses	435	(313)	3,508
Decrease (increase) in long-term prepayments	(556)	519	(4,484)
Increase in other current assets	(3,426)	(1,824)	(27,629)
Increase in trade notes payable	1,292	253	10,419
Increase in trade accounts payable	1,810	633	14,597
Increase in other current liabilities	1,646	1,306	13,274
Increase (decrease) in liability for retirement benefits	2,026	(25)	16,339
Other—net	915	7	7,380
Total adjustments	(184,062)	(182,830)	(1,484,371)
Net cash used in operating activities	(91,587)	(98,120)	(738,605)
INVESTING ACTIVITIES:			
Capital expenditures	(5,291)	(4,840)	(42,669)
Decrease (increase) in long-term loans	6,018	(8,584)	48,532
Purchases of marketable and investment securities	(22)	(600)	(178)
Purchases of investments	—	(3,000)	—
Decrease (increase) in investment in trust	2,000	(1,000)	16,129
Payment for purchase of Life Co., Ltd.	(103,004)	—	(830,677)
Increase in investments in and advances to subsidiaries and associated companies	(116,734)	(357)	(941,403)
Other—net	1,097	372	8,847
Net cash used in investing activities	(215,936)	(18,009)	(1,741,419)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	3,800	(28,800)	30,645
Proceeds from long-term debt (net of bonds issue costs)	638,988	450,275	5,153,129
Repayments of long-term debt	(317,512)	(293,092)	(2,560,581)
Cash dividends paid	(3,381)	(3,085)	(27,266)
Net cash provided by financing activities	321,895	125,298	2,595,927
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,372	9,169	115,903
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	81,019	71,850	653,331
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 95,391	¥ 81,019	$ 769,282
NON-CASH INVESTING ACTIVITIES:			
Common stock issued for the acquisition of Sinwa Co., Ltd.	¥ 4,435	—	$ 35,766

See notes to non-consolidated financial statements.

AIFUL Corporation
Years ended March 31, 2001 and 2000

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of AIFUL Corporation (the "Company") have been prepared from the Company's non-consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. The Company maintains its accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In accordance with accounting procedures generally accepted in Japan, comparative disclosures are not required to be and have not been presented herein.

Certain reclassifications have been made to the prior years' non-consolidated financial statements to conform to the classifications used in 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Non-Consolidation*** – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

Consolidation of the Company's subsidiaries would not significantly change the total assets, retained earnings, total income, or net income reported in the accompanying non-consolidated financial statements for the year ended March 31, 2000.

On March 28, 2001, the Company acquired all the shares of Life Co., Ltd., and separately prepared consolidated financial statements for the year ended March 31, 2001, as its subsidiaries' accounts were significant.

b. ***Cash Equivalents*** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. ***Inventories*** – Inventories include property for sale, property under construction and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Property for sale under construction is stated at cost, cost being determined by the specific identification method. Supplies are stated at the most recent purchase price, which approximates cost determined by first-in, first-out method.

d. ***Investment Securities*** – Prior to April 1, 2000, investment securities listed on a stock exchange were valued at the lower of cost or market, cost being determined by the moving-average method. All other securities are stated at cost, determined by the moving-average method, except that write-downs are recorded for securities with values considered to be significantly impaired at year-end.

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments, including investment securities.

Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

The adoption of this new accounting method resulted in an increase of income before income taxes by ¥387 million ($3,121 thousand) for the year ended March 31, 2001.

e. ***Property, Plant and Equipment*** – Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is from three to 50 years for buildings and structures and from two to 20 years for machinery, vehicles and equipment.

f. ***Software*** – Expenditure for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. ***Liability for Retirement Benefits*** – Effective April 1, 1995, the Company amended previously adopted severance and retirement plans and established a contributory funded pension plan, transferring all prior plans' obligations for employees' retirement benefits (including all plan assets of the trusteed pension plan) to the new pension plan. Also, reversals of the excess portion of employees' retirement benefits are added to income equally over seven years beginning with the fiscal year ended March 31, 1997 pursuant to the applicable tax regulations. Under the plan, prior service costs are charged to income over 10 years.

Effective April 1, 2000, the Company adopted a new accounting standard for employees' retirement benefits and accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date. The transitional obligation and actuarial losses resulting from adoption of the above accounting standard were fully charged to income for the year ended March 31, 2001. As a result of adopting this new standard, income before income taxes decreased by ¥2,031 million ($16,379 thousand).

Liability for retirement benefits to directors and corporate auditors are provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥945 million ($7,621 thousand) and ¥909 million for the years ended March 31, 2001 and 2000, respectively.

h. ***Allowances for Doubtful Loans, Advances to Subsidiary and Claims in Bankruptcy*** – Allowances for doubtful loans, advances to a subsidiary and claims in bankruptcy are stated at the higher of either management's estimate or the maximum amount which is allowed under tax regulations (the actual rate of past charge-offs) at March 31, 2000.

Effective April 1, 2000, a new accounting method for allowances for doubtful accounts was applied. Allowances for doubtful loans, advances to subsidiary and claims in bankruptcy are stated at management's estimate. As a result of such application, which included the impairment of golf club membership in other assets, income before income taxes decreased by ¥128 million ($1,032 thousand) for the year ended March 31, 2001.

i. ***Income Taxes*** – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

j. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

k. Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

l. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

m. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

n. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

o. Foreign Currency Transactions – Prior to April 1, 2000, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Company adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts. The effect of the application of such standard on income before income taxes was immaterial.

p. Leveraged Lease – The Company initially records, as other assets, an investment of ¥100 million in an anonymous association which is engaged in aircraft leasing, at cost, and adjusts the carrying amount of such investment to recognize the Company's interests in the earnings or losses of such association. If accumulated losses attributable to the Company exceed ¥100 million, the excess amount is accounted for as other long-term liabilities and the current losses as other expenses and the current profit as other income. Other long-term liabilities attributable to the anonymous association were ¥118 million ($952 thousand) and ¥127 million, and other income was ¥8 million ($65 thousand) and ¥2 million for the years ended March 31, 2001 and 2000, respectively.

q. Derivatives and Hedging Activities – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Company to reduce interest rate risks. The Company does not enter into derivatives for trading or speculative purposes.

Effective April 1, 2000, the Company adopted a new accounting standard for derivative financial instruments. This standard requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedge items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expenses or income.

r. *Per Share Information* – The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year, retroactively adjusted for stock splits. The weighted average number of common shares used in the computation for the years ended March 31, 2001 and 2000 was as follows:

	Average Number of Shares
2001	**84,755,420**
2000	84,154,500

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year without giving retroactive adjustment for any subsequent stock split.

Fully diluted net income per share is not presented because no dilutive securities were outstanding for the years ended March 31, 2001 and 2000.

3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥124 to $1, the approximate rate of exchange at March 30, 2001. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2001 and 2000 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	**2001**
Unsecured	**¥ 921,891**	¥ 809,362	**$7,434,605**
Secured	**225,645**	181,429	**1,819,718**
Small business loans	**12,198**	10,289	**98,371**
Total	**¥1,159,734**	¥1,001,080	**$9,352,694**

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Loans in legal bankruptcy	¥13,058	¥16,299	$105,306
Non-accrual loans	20,137	15,797	162,395
Accruing loans contractually past due three months or more as to principal or interest payments	6,874	5,250	55,436
Restructured loans	23,814	20,321	192,048
Total	¥63,883	¥57,667	$515,185

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Non-accrual loans are loans in which accruals of interest are discontinued and those other than loans in legal bankruptcy and loans granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery. Loans classified as loans in legal bankruptcy and past due loans are excluded.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, non-accrual loans and accruing loans contractually past due three months or more are excluded.

5. INVENTORIES

Inventories at March 31, 2001 and 2000 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Property for sale	¥ 819	¥ 901	$ 6,605
Property for sale under construction	1,622	1,243	13,080
Supplies	13	14	105
Total	¥2,454	¥2,158	$19,790

6. INVESTMENT SECURITIES

Carrying value and market value of marketable securities included in investment securities at March 31, 2000 were as follows:

	Millions of Yen	
	2000	
	Carrying Value	Market Value
Investment securities	¥3,966	¥5,255

The difference between the above carrying amounts and the amounts shown in the accompanying non-consolidated balance sheets principally consists of non-marketable securities for which there is no readily available market from which to obtain or calculate the market value thereof. Disclosure of cost and fair value of marketable securities at March 31, 2001 is not presented herein, as such information is not required on non-consolidated financial statements.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings, generally due in one year, at March 31, 2001 and 2000 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Commercial paper, 0.828% to 0.912%	¥15,000	¥15,000	$120,968
Loans from banks, 1.12% to 3.625%	15,000	11,500	120,968
Loans from other financial institutions, 1.475% to 3.4%	2,500	1,200	20,161
Syndicated loans, 2.036%			
Other (principally from leasing and factoring companies), 2.5% to 3.8%		1,000	
Total	¥32,500	¥28,700	$262,097

Long-term debt at March 31, 2001 and 2000 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Loans from banks, 1.001% to 5.1%, due serially to 2006	¥398,990	¥331,065	$3,217,661
Loans from other financial institutions, 1.9% to 4.7%, due serially to 2006	245,434	255,705	1,979,307
Syndicated loans, 1.7% to 2.6%, due to 2004	70,000	30,580	564,516
Unsecured 2.0% yen straight bonds, due 2000		30,000	
Unsecured 2.6% yen straight bonds, due 2001	6,000	6,000	48,387
Unsecured 2.35% to 2.425% yen straight bonds, due 2002	40,000	40,000	322,581
Unsecured 1.5% to 3.2% yen straight bonds, due 2003	75,000	5,000	604,839
Unsecured 2.0% to 2.53% yen straight bonds, due 2004	135,000	25,000	1,088,710
Unsecured 1.86% yen straight bonds, due 2005	10,000		80,645
Unsecured 3.27% yen straight bonds, due 2006	15,000	15,000	120,968
Unsecured 2.51% yen straight bonds, due 2007	20,000		161,290
Unsecured 3.28% yen straight bonds, due 2009	8,000	8,000	64,516
Unsecured 2.93% to 3.0% yen straight bonds, due 2010	20,000	10,000	161,290
Unsecured 3.65% Euroyen straight bonds, due 2003	9,500	9,500	76,613
Unsecured variable rate Euroyen straight bonds, due 2006 (2.136% at March 31, 2001)	15,000	15,000	120,968
Unsecured 1.73% medium-term notes, due 2002	3,000	3,000	24,193
Unsecured 1.75% medium-term notes, due 2002	3,000	3,000	24,193
Unsecured 3.0% medium-term notes, due 2008	3,000		24,193
Unsecured 3.5% medium-term notes, due 2015	15,000		120,968
Other (principally from leasing and factoring companies), 0.98% to 6.9%, due serially to 2006	94,750	76,619	764,113
Total	1,186,674	863,469	9,569,951
Less current portion	(348,257)	(290,307)	(2,808,524)
Long-term debt, less current portion	¥838,417	¥573,162	$6,761,427

The Company has an interest rate swap agreement that effectively converts variable rate interest payable on ¥3,000 million ($24,193 thousand) of medium-term notes, due 2002, to a fixed rate of 1.75%.

Included in Other (principally from leasing and factoring companies) at March 31, 2001 in the table above is a loan totaling ¥35,000 million ($282,258 thousand), proceeds of which were used for the Life acquisition. The loan bears interest at LIBOR plus 0.06% per annum and is due May 9, 2006.

The aggregate annual maturities of long-term debt at March 31, 2001 were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2002	¥ 348,257	$2,808,524
2003	331,516	2,673,516
2004	230,801	1,861,298
2005	145,293	1,171,718
2006	32,957	265,782
2007 and thereafter	97,850	789,113
Total	¥1,186,674	$9,569,951

At March 31, 2001, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥522,867	$4,216,669
Investment securities	137	1,105
Property, plant and equipment, net of accumulated depreciation	9,774	78,823
Total	¥532,778	$4,296,597
Related liabilities:		
Short-term borrowings	¥ 500	$ 4,032
Long-term debt (including current portion of long-term debt)	455,967	3,677,153
Total	¥456,467	$3,681,185

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table.

At March 31, 2001, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 7,000	$ 56,452
Long-term debt (including current portion of long-term debt)	127,657	1,029,492
Total	¥134,657	$1,085,944

Cash and cash equivalents and other current assets, which were pledged as collateral for interest rate swap contracts, amounted to ¥3,730 million ($30,081 thousand) at March 31, 2001.

8. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 41.9% for the years ended March 31, 2001 and 2000. The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2001 and 2000 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Current deferred tax assets:			
Charge-offs for doubtful loans	¥ 516	¥ 431	$ 4,161
Provision for doubtful loans	6,164	6,329	49,710
Write-down of property for sale	27	54	218
Unrecorded accrued interest on loans	122	108	984
Accrued bonuses	501	277	4,040
Enterprise tax payable	1,839	1,764	14,831
Other	71	43	572
Current deferred tax assets	¥9,240	¥9,006	$74,516
Non-current deferred tax assets:			
Depreciation and amortization	¥ 402	¥ 363	$ 3,242
Non-deductible interest expense on liabilities for land	83	177	669
Provision for employee retirement benefits	851		6,863
Provision for retirement benefits to directors and corporate auditors	396	381	3,194
Other	80	77	645
Total	¥1,812	¥ 998	$14,613
Non-current deferred tax liabilities:			
Unrealized gain on available-for-sale securities	167		$1,347
Total	167		$1,347
Net deferred tax assets	¥1,645	¥ 998	$13,266

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2001 and 2000 and the actual effective tax rates reflected in the accompanying non-consolidated statements of income is as follows:

	Years ended March 31	
	2001	2000
Normal effective statutory tax rate	41.9%	41.9%
Increase in tax rate resulting from:		
Additional taxation on undistributed income	4.4	4.7
Other, net	1.2	1.3
Actual effective tax rate	47.5%	47.9%

9. RELATED PARTY TRANSACTION

Advances to subsidiaries at March 31, 2001 and 2000 were ¥118,015 million ($951,734 thousand) and ¥3,403 million, respectively.

In consideration of the subsidiary's financial condition the Company does not charge interest on a part of such advances.

10. RETIREMENT AND PENSION PLANS

The Company has contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The liability for employees' retirement benefits at March 31, 2001 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Projected benefit obligation	¥ 5,543	$ 44,702
Fair value of plan assets	3,427	27,637
Net liability	¥ 2,116	$ 17,065

The components of net periodic benefit costs for the year ended March 31, 2001 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Service cost	¥ 803	$ 6,476
Interest cost	126	1,016
Expected return on plan assets	(92)	(742)
Recognized actuarial loss	1,145	9,234
Amortization of transitional obligation	992	8,000
Net periodic benefit costs	¥2,974	$23,984

Assumptions used for the year ended March 31, 2001 are set forth as follows:

Discount rate	3.0%
Expected rate of return on plan assets	3.0%
Recognition period of actuarial gain/loss	Full amount charged to income as incurred
Amortization period of transitional obligation	Full amount charged to income as incurred

11. SHAREHOLDERS' EQUITY

Under the Code, at least 50% of the issue price of new shares, resolved by the Board of Directors with a minimum of the par value, is to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital are credited to additional paid-in capital. The Company may transfer portions of additional paid-in capital to stated capital by resolution of the Board of Directors.

Under the Code, the Company is required to appropriate as a legal reserve portions of retained earnings in the amount equal to at least 10% of cash payments appropriated in each financial period, including cash dividends and bonuses to directors and corporate auditors until the reserve equals 25% of the stated capital. This reserve is not available for cash dividends but may be used to reduce a deficit by resolution of the shareholders or transferred to the stated capital by resolution of the Board of Directors.

The Company may also transfer portions of unappropriated retained earnings to stated capital by resolution of the shareholders.

Under the Code, the Company may issue new shares of its common stock to the existing shareholders without consideration pursuant to resolution of the Board of Directors as a stock split. The Company may make such a stock split to the extent that the amount calculated by multiplying the number of issued shares after the stock split by par value per share does not exceed the stated capital and that the amount calculated by dividing the total amount of shareholders' equity by the number of issued shares after the stock split shall not be less than ¥1,000.

At the Shareholders' General Meeting held on June 29, 1999, the number of common shares the Company is authorized to issue was increased from 150 million to 224 million.

On May 22, 2000, the Company made a three-for-two stock split to shareholders of record on March 31, 2000. As a result, the number of shares issued increased by 28,051,500 shares.

On June 1, 2000, the Company acquired all 650,000 shares of the common stock of Sinwa Co., Ltd. in exchange for 721,500 shares of the Company's common stock, according to an agreement dated April 27, 2000. On the exchange of common stock, ¥37 million ($298 thousand) and ¥4,398 million ($35,468 thousand) were credited to common stock and additional paid-in capital, respectively, based on the book value of the acquired net assets.

Retained earnings of the Company as of March 31, 2001 included ¥164,422 million ($1,325,984 thousand) which is designated as a general reserve but is available for future dividends subject to approval by the shareholders and legal reserve requirements. Dividends are approved at the Shareholders' General Meeting held subsequent to the fiscal year to which they relate and are reflected in the non-consolidated statements of shareholders' equity when duly declared and paid.

12. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases, for the years ended March 31, 2001 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments under Finance Leases	Total Rental Expenses	Lease Payments under Finance Leases
Years ended March 31:				
2001	**¥15,001**	**¥6,117**	**$120,976**	**$49,331**
2000	14,874	6,352		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2001 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Machinery, Vehicles and Equipment		Machinery, Vehicles and Equipment
	2001	2000	**2001**
Acquisition cost	**¥25,727**	¥27,497	**$207,476**
Accumulated depreciation	**18,933**	18,710	**152,686**
Net leased property	**¥ 6,794**	¥ 8,787	**$ 54,790**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	**2001**
Due within one year	**¥4,390**	¥ 5,309	**$35,403**
Due after one year	**5,139**	6,379	**41,444**
Total	**¥9,529**	¥11,688	**$76,847**

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a declining-balance method and the interest method, respectively, for the years ended March 31, 2001 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	**2001**
Depreciation expense	**¥5,360**	¥5,605	**$43,226**
Interest expense	**388**	493	**3,129**

13. DERIVATIVES

The Company enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposure on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within the Company's business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Company does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Company does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Company have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Company had outstanding derivatives contracts as follows:

	Millions of Yen		
		March 31	
		2000	
	Contract or Notional Amount	Fair Value	Unrealized Loss
Interest rate swaps:			
Fixed rate payment, floating rate receipt	¥207,880	¥(7,351)	¥7,351
Interest rate caps:			
Purchased interest rate caps	240,000	330	1,255

Estimated fair values were obtained from banks.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risk.

Information on derivatives at March 31, 2001 is not presented herein, as such information is not required for non-consolidated financial statement presentation.

14. CONTINGENT LIABILITIES

At March 31, 2001, the Company had the following contingent liabilities:

	Millions of Yen	Thousands of U.S. Dollars
Guarantees and similar items of bank loans	¥395	$3,185

15. SUBSEQUENT EVENTS

a. At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase up to 223,000 shares of the Company's common stock. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the previous month of option grant or the fair market price at the time of grant.

The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options.

The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million ($33,065 thousand).

b. On May 22, 2001, the Board of Directors resolved to propose the following plan of appropriations of retained earnings for the year ended March 31, 2001 for approval at the Shareholders' General Meeting held on June 27, 2001:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends, ¥30 ($0.24) per share	¥2,546	$20,532
Transfer to legal reserve	265	2,137
Bonuses to directors and corporate auditors	87	702

Deloitte Touche Tohmatsu

Shimbashi & Co.

To the Board of Directors of
Aiful Corporation:

We have examined the non-consolidated balance sheets of Aiful Corporation as of March 31, 2001 and 2000, and the related non-consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the non-consolidated financial statements referred to above present fairly the financial position of Aiful Corporation as of March 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As discussed in Note 2, effective April 1, 2000, the non-consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.

SHIMBASHI & CO.
Osaka, Japan

June 27, 2001

BOARD OF DIRECTORS

AIFUL Corporation
As of June 27, 2001

President / Representative Director	**Yoshitaka Fukuda**	
Senior Managing Director / Representative Director	**Taichi Kawakita**	Restaurant & Entertainment Department
Senior Managing Directors	**Katsuhide Horiba**	General Manager – Finance Division
	Takashi Noda	General Manager – Business Development Division
	Sadatoshi Kobayashi	Information Systems Department
		Administration Office
Managing Director	**Yuji Kataoka**	General Manager – Management Planning Division
Directors	**Yasutaka Fukuda**	Deputy General Manager – Finance Division
		General Manager – Finance Department
	Yoshimasa Nishimura	Inspection Department
	Koji Imada	General Manager – Personnel Division
	Shintaro Hashima	General Affairs Department
		Legal Department
	Takashi Koumoto	General Manager – Accounting Department
	Yoshinori Sogabe	Public Relations Department
	Masami Munetake	Administration Department
		Credit Risk Management Department
		Operation Department
	Yasuo Yanagibashi	General Manager – Loan Business Division
	Masayuki Sato	
	Hiroshi Abe	Deputy General Manager – Personnel Division
	Kazumitsu Oishi	
Standing Corporate Auditors	**Tadao Mushiake**	
	Yoshitaka Ebisuzaki	
Corporate Auditor	**Yoshinobu Azuma**	

INVESTOR INFORMATION

AIFUL Corporation
As of March 31, 2000

Corporate Name	AIFUL Corporation
Date of Establishment	April 1967
Financial Year	April 1 to March 31
Independent Auditors	Deloitte Touche Tohmatsu / Shimbashi & Co.
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd.
Paid-in Capital	¥39,789 million
Number of Shares of Common Stock	Authorized: 224,000,000 shares Issued and Outstanding: 84,876,000 shares
Number of Shareholders	4,844
Number of Employees	3,477

For further information and additional copies of this annual report, please contact:

Financial Headquarters
Investor Relations Section
Tokyo Office
Tokyo-Ekimae Bldg. / 5th Floor
1-5, Yaesu 2-chome, Chuo-ku, Tokyo 104-0028, Japan
http://www.ir-aiful.com
e-mail: ir-aiful@oak.ocn.ne.jp

Corporate Headquarters
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Phone: 075-201-2000

Common Stock Price Range

FY	99 1st	99 2nd	99 3rd	99 4th	00 1st	00 2nd	00 3rd	00 4th	01 1st
High (¥)	14,820	20,900	18,750	23,110	12,450	12,450	10,460	10,370	11,400
Low (¥)	8,270	14,900	12,500	9,500	8,840	8,840	8,430	8,040	8,850

*Stock split (1.2 for 1) on May 20, 1999.
*Stock split (1.5 for 1) on May 22, 2000.


AIFUL CORPORATION
http:www.ir-aiful.com